SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 4 TO
                                 SCHEDULE 14D-l
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                     PLATINUM technology International, inc.
     -----------------------------------------------------------------------
                            (Name of Subject Company)

                                 HARDMETAL, INC.
                     COMPUTER ASSOCIATES INTERNATIONAL, INC.
     -----------------------------------------------------------------------
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
     CLASS II SERIES A JUNIOR PARTICIPATING PREFERRED SHARE PURCHASE RIGHTS
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   72764 T 101
     -----------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  SANJAY KUMAR
                                 HARDMETAL, INC.
                   C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                          ONE COMPUTER ASSOCIATES PLAZA
                          ISLANDIA, NEW YORK 11788-7000
                            TELEPHONE: (516) 342-5224
     -----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                              SCOTT F. SMITH, ESQ.
                            HOWARD, SMITH & LEVIN LLP
                           1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 841-1000
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                                  APRIL 2, 1999
     -----------------------------------------------------------------------
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

         Computer Associates International, Inc. ("Computer Associates") and its wholly owned subsidiary, HardMetal, Inc., hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, originally filed on April 2, 1999, as previously amended (the "Statement"), with respect to an offer to purchase all outstanding shares of Common Stock, par value $.001 per share, including associated Preferred Share Purchase Rights, of PLATINUM technology International, inc. as set forth in the Statement. Capitalized terms not defined in this Amendment have the meanings assigned to them in the Statement.



Item 10. Additional Information.

         The response to Item 10 is hereby amended and supplemented as follows:

         On May 19, 1999, Computer Associates issued the press release attached hereto as Exhibit (a)(13). The information set forth in the press release is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

(a)(13) Text of press release issued by Computer Associates dated May 19, 1999.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 1999



                                 HARDMETAL, INC.


                                By/s/ Ira H. Zar
                                Name:      Ira H. Zar
                                Title:     President and Assistant Treasurer


                                COMPUTER ASSOCIATES INTERNATIONAL, INC.


                                By/s/ Ira H. Zar
                                Name:      Ira H. Zar
                                Title:     Senior Vice President-Finance and
                                           Chief Financial Officer

                                  EXHIBIT INDEX
Exhibit
Number
                   Exhibit Name

(a)(13)            Text of press release issued by Computer Associates dated
                   May 19, 1999.